Mark Here for Address Change or Comments	☐
PLEASE SEE REVERSE SIDE

Resolution No. 1 To adopt the Company’s Annual Accounts for the financial year 2007, as audited by our independent registered public accounting firm.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Resolution No. 2 To grant a discharge to the directors in respect of their management during the financial year 2007.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Resolution No. 3 To appoint Ernst & Young as independent auditor for the financial year 2008 as proposed to the AGM by the Board of Directors upon the recommendation of the Audit Committee.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Resolution No. 4 To approve the compensation of Nicholas J. Lowcock as proposed to the AGM by the Board of Directors upon the recommendation of the Compensation Committee.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Resolution No. 5
 To approve the increase of the shares issuable under the Eurand N.V. Equity Compensation Plan as proposed to the AGM by the Board of Directors upon the recommendation of the Compensation Committee.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Resolution No. 6
 To grant irrevocable authorization to the Board of Directors for a period of 5 years from the date of the Meeting to issue or grant rights to acquire such number of shares in the capital of the Company as shall be permitted by the authorized capital of the Company from time to time and to exclude or restrict pre-emptive rights with respect to any such issuance.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

Resolution No. 7
 To grant authorization to the Board of Directors for a period of 18 months from the date of the Meeting to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association of the Company, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
	FOR	AGAINST	ABSTAIN
Resolution No. 8 To approve any other resolution tabled in connection with the above.	☐	☐	☐

This proxy card shall be valid ONLY IF SIGNED AND DATED by the UNDERSIGNED. This proxy card will be voted as directed above. In the absence of direction, this proxy will be voted in favor of all resolutions. Please fax the proxy to the following number: +31 20 577 1188 (Attn: Ms. Nicky To Nguyen) by 5:00 PM (CET) on 28 May 2008.

THE UNDERSIGNED hereby ratifies and confirms and agrees to ratify and confirm whatsoever shall be lawfully done by the Attorney under or by virtue of this proxy.

Signature	Signature	Date

▲ FOLD AND DETACH HERE ▲

EURAND N.V.
PROXY CARD
     The undersigned holder of the ordinary shares of Eurand N.V. hereby names, constitutes and appoints the Company’s proxy committee and each individual of the committee, with full powers of substitution to act as true and lawful attorneys and proxies for the undersigned, and in the place and stead of the undersigned to attend the 2008 Annual General Meeting (“AGM”) of Shareholders of Eurand N.V. to be held in Amsterdam, The Netherlands at the Company’s registered office in Olympic Plaza, Fred, Roeskestraat 123, on Friday, 30 May 2008 at 10:00 AM (CET) or any adjournment or postponement thereof, on the following matters as indicated by the UNDERSIGNED on the reverse side.
     IF NO SPECIFIC DIRECTION IS GIVEN AS TO ANY OF THE ABOVE ITEMS, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH MEETING, THIS PROXY WILL BE VOTED BY THE PROXIES IN THEIR JUDGMENT.
(Continued, and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲